Exhibit 99.2

ANNUAL GENERAL MEETING OF

TELUS CORPORATION

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

MEETING DATE & LOCATION

Date:	May 7, 2015

Time:	10:00 a.m. (MT)

Place:	Fairmont Hotel Macdonald 10065 100th Street, Edmonton, Alberta T5J 0N6

WHY AM I RECEIVING THIS NOTICE?

As permitted by Canadian securities regulators, TELUS Corporation (“Company”) is providing you with access to our information circular (“Information Circular”) for the annual general meeting (“Meeting”) as well as the 2014 Annual Report (together, the “Meeting Materials”), electronically, instead of mailing out paper copies.  This notice provides you information on how to view the Meeting Materials online and/or request paper copies.  Accompanying this notice is the proxy or voting instruction form that you will need to vote.

WHERE CAN I ACCESS THE MEETING MATERIALS ON-LINE?

The Meeting Materials can be viewed online at www.SEDAR.com as of April 2, 2015 or at http://www.envisionreports.com/telus2015 until April 2, 2016.

HOW CAN I OBTAIN A PAPER COPY OF THE MEETING MATERIALS?

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials free of charge by either calling the phone number or accessing the website below and entering the control number on your proxy or voting instruction form:

Phone number:	Toll free 1-866-962-0498 (or 514-982-8716 for shareholders outside of Canada and the United States)
Website:	http://www.envisionreports.com/telus2015

Requests for paper copies made before the date of the Meeting will be sent to you within 3 business days of receiving your request. Therefore, to receive the Meeting Materials prior to the proxy deadline for the Meeting described below, you should make your request before 5:00 p.m. (EDT) on April 21, 2015. To receive the Meeting Materials prior to the Meeting you should make your request before 5:00 p.m. (EDT) on April 23, 2015.

On or after the date of Meeting, you can request a paper copy of the Meeting Materials, free of charge by calling toll free at 1-800-667-4871 (or, 604-697-8171 for shareholders outside of North America) and a paper copy will be sent to you within 10 calendar days after receiving your request.

Requests for paper copies of the Meeting Materials can be made until April 2, 2016.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

WHAT MATTERS ARE BEING RECEIVED OR VOTED ON AT THE MEETING?

Financial Statements - receive the Company’s 2014 audited consolidated financial statements together with the report of the auditors on those statements	See “1. Report of Management and Consolidated Financial Report”

Election of Directors - elect directors of the Company for the ensuing year	See “2. Election of Directors”

Appointment of Auditors - appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration	See “3. Appointment of Auditors”

Say on Pay - an advisory resolution on the Company’s approach to executive compensation	See “4. Approval of Executive Compensation Approach – Say on Pay”

All shareholders are reminded to review the Information Circular before voting.

HOW DO I VOTE MY SHARES?

If you cannot attend the Meeting, you may vote in any of the following ways. You will need your control number contained in the accompanying proxy or voting instruction form in order to vote.

Voting method
Internet voting	Go to www.investorvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting information form
Voting by mail or delivery	Complete the form of proxy voting instruction form and return it in the envelope provided

To be valid, proxy or voting instruction forms must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by no later than 5:00 p.m. (EDT) on May 5, 2015 or, if the Meeting is adjourned or postponed, by 5:00 pm (EDT) on the second-last business day before the reconvened meeting date (the proxy deadline).  TELUS reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT NOTICE & ACCESS?

Shareholders with questions about notice and access can call toll free at 1-866-964-0492 or 514-982-8714 for holders outside of Canada and the United States.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING